UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 10, 2026
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE

This Report on Form 6-K, Exhibit 99.1 (other than the quote from Jonathan Dickinson, CEO of Innate Pharma S.A., the quote from Guido Oelkers, President and CEO of Sobi, the text “About Sobi” and the related hyperlinks, and the Company contact details and hyperlinks for additional information) and Exhibit 99.2 (other than the quote from Dr. Sonia Quaratino, former Chief Medical Officer of Innate Pharma S.A., the quote from Dr. Markus Jensen, the incoming Chief Medical Officer of Innate Pharma S.A., the quote from Jonathan Dickinson, CEO of Innate Pharma S.A., the text “About Sobi” and the related hyperlinks, and the Company contact details and hyperlinks for additional information) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-276164) and registration statement on Form S-8 (File No. 333 282031) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit    Description

99.1        Press Release dated August 10, 2026: Innate Pharma Enters Strategic Partnership with Sobi to License Lacutamab in T-Cell Lymphoma
99.2    Press Release dated August 10, 2026: Innate Pharma to Advance Lacutamab Towards Phase 3 Following Partnership with Sobi and Appoints New Chief Medical Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: August 10, 2026    By:    /s/ JONATHAN DICKINSON     Name:    Jonathan Dickinson
Title:    Chief Executive Officer